Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2013, the condensed consolidated interim statements of comprehensive income for the three month and six month periods ended June 30, 2013 and 2012, the condensed consolidated statements of changes in equity and cash flows for the six month periods ended June 30, 2013 and 2012 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Highlights

As discussed in note 3 to the condensed consolidated interim financial statements, the Group adopted K-IFRS 1110 and re-assessed the control relationships for its investees. The Group applied this change in accounting policies retrospectively, and accordingly restated the comparative information of the condensed consolidated statement of financial position as of December 31, 2012, the condensed consolidated statements of comprehensive income for the three month and six month period ended June 30, 2012, the condensed consolidated statements of changes in equity and cash flows for the six month period ended June 30, 2012.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

The statement of financial position of the Group as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 18, 2013, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects except as described in note 3.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 13, 2013

This report is effective as of August 13, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2013 and December 31, 2012

(Unaudited)

(In millions of won)	Note	2013		2012
Assets
Cash and due from banks	4,7	￦	17,609,850	13,507,249
Trading assets	4,8		16,473,554	16,654,255
Financial assets designated at fair value through profit or loss	4,9		2,855,918	2,542,333
Derivative assets	4,10		1,846,942	2,170,765
Loans, net	4,11		205,399,573	200,288,636
Available-for-sale financial assets	4,12		34,464,644	36,283,918
Held-to-maturity financial assets	4,12		11,206,394	11,659,682
Property and equipment, net			3,174,552	3,108,457
Intangible assets, net			4,244,744	4,195,496
Investments in associates	4,13		320,356	298,518
Current tax receivable			5,755	14,128
Deferred tax assets	25		93,933	99,964
Investment properties, net			945,681	778,505
Other assets, net	4		20,668,003	13,282,907
Assets held for sale			19,155	54,412

Total assets		￦	319,329,054	304,939,225

Liabilities
Deposits	4	￦	178,268,124	173,295,702
Trading liabilities	4,14		998,780	1,370,723
Financial liabilities designated at fair value through profit or loss	4,15		5,277,550	4,822,197
Derivative liabilities	4,10		2,185,999	1,904,044
Borrowings	4		23,010,545	19,518,040
Debt securities issued	4,16		38,426,279	38,838,467
Liability for defined benefit obligations	17		243,517	222,333
Provisions	18		743,957	747,885
Current tax payable			175,505	253,524
Deferred tax liabilities	25		9,912	41,746
Liabilities under insurance contracts	19		14,627,707	13,418,559
Other liabilities	4		26,280,837	21,592,861

Total liabilities		￦	290,248,712	276,026,081

Equity
Capital stock		￦	2,645,053	2,645,053
Other equity instrument			537,443	537,443
Capital surplus			9,887,199	9,887,199
Capital adjustments			(393,357)	(393,097)
Accumulated other comprehensive income			754,540	980,121
Retained earnings			13,342,606	12,715,172

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.	20		26,773,484	26,371,891
Non-controlling interests	20		2,306,858	2,541,253

Total equity			29,080,342	28,913,144

Total liabilities and equity		￦	319,329,054	304,939,225

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three month and six month periods ended June 30, 2013 and 2012

(Unaudited)

(In millions of won)	Note	2013			2012
		Three month period		Six month period	Three month period	Six month period
Interest income		￦	3,153,259	6,346,356	3,522,263	7,085,829
Interest expense			(1,506,874)	(3,093,081)	(1,778,725)	(3,570,782)

Net interest income	21		1,646,385	3,253,275	1,743,538	3,515,047

Fees and commission income			892,193	1,743,150	853,258	1,723,626
Fees and commission expense			(506,262)	(1,030,660)	(459,315)	(932,231)

Net fees and commission income	22		385,931	712,490	393,943	791,395

Net insurance loss	19		(92,103)	(175,095)	(56,511)	(98,146)
Dividend income			22,876	97,785	37,549	117,554
Net trading income (loss)	23		(252,211)	(95,999)	60,301	321,693
Net foreign currency transaction loss			(53,215)	(169,447)	(155,340)	(107,425)
Net gain (loss) on financial instruments designated at fair value through profit or loss			262,311	233,213	91,863	(115,051)
Net gain on sale of available-for-sale financial assets	12		223,658	430,317	165,614	349,650
Impairment losses on financial assets	23		(278,295)	(671,877)	(362,419)	(664,467)
General and administrative expenses	24		(1,062,062)	(2,073,040)	(984,673)	(1,960,554)
Net other operating expenses			(59,920)	(130,876)	(64,462)	(215,448)

Operating income			743,355	1,410,746	869,403	1,934,248

Equity in income of associates	13		(2,439)	(361)	3,715	12,994
Other non-operating income (loss), net			38,633	50,424	(3,900)	69,902

Profit before income taxes			779,549	1,460,809	869,218	2,017,144
Income tax expense	25		187,281	345,973	194,747	473,050

Net profit for the period	20,26		592,268	1,114,836	674,471	1,544,094

Other comprehensive income (loss) for the period, net of income tax
Items that will be reclassified to profit or loss :
Foreign currency translation adjustments for foreign operations			28,119	55,689	4,651	(9,295)
Net change in unrealized fair value of available-for-sale financial assets			(413,377)	(315,866)	(166,028)	(103,892)
Equity in other comprehensive income of associates			3,184	2,806	813	1,126
Net change in unrealized fair value of cash flow hedges			(3,888)	(6,989)	3,498	14,375
Other comprehensive income (loss) of separate account			(3,287)	(801)	63	(591)
Items that will never be reclassified to profit or loss :
Remeasurements of the defined benefit liability			38,475	38,475	—	—

Total other comprehensive loss, net of income tax	20		(350,774)	(226,686)	(157,003)	(98,277)

Total comprehensive income for the period		￦	241,494	888,150	517,468	1,445,817

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (continued)

For the three month and six month periods ended June 30, 2013 and 2012

(Unaudited)

(In millions of won, except earning per share)	Note	2013			2012
		Three month period		Six month period	Three month period	Six month period
Net profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	20,26	￦	555,328	1,036,272	631,836	1,458,950
Non-controlling interest			36,940	78,564	42,635	85,144

		￦	592,268	1,114,836	674,471	1,544,094

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		￦	206,679	810,691	474,405	1,360,592
Non-controlling interest			34,815	77,459	43,063	85,225

		￦	241,494	888,150	517,468	1,445,817

Earnings per share:	20,26
Basic and diluted earnings per share in won		￦	1,123	2,089	1,289	2,961

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six month periods ended June 30, 2012

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interest	Total
Balance at January 1, 2012	￦	2,645,053	238,582	9,886,849	(392,654)	1,188,948	10,829,723	24,396,501	2,462,304	26,858,805
Changes in accounting policy		—	—	—	—	(156,168)	216,755	60,587	—	60,587
Restated Balance at January 1, 2012		2,645,053	238,582	9,886,849	(392,654)	1,032,780	11,046,478	24,457,088	2,462,304	26,919,392

Net profit for the period		—	—	—	—	—	1,458,950	1,458,950	85,144	1,544,094
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	(9,296)	—	(9,296)	1	(9,295)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(103,972)	—	(103,972)	80	(103,892)
Equity in other comprehensive income of associates		—	—	—	—	1,126	—	1,126	—	1,126
Net change in unrealized fair value of cash flow hedges		—	—	—	—	14,375	—	14,375	—	14,375
Other comprehensive income of separate account		—	—	—	—	(591)	—	(591)	—	(591)

		—	—	—	—	(98,358)	—	(98,358)	81	(98,277)

Total comprehensive income for the period		—	—	—	—	(98,358)	1,458,950	1,360,592	85,225	1,445,817

Transactions with owners, etc
Dividends		—	—	—	—	—	(629,508)	(629,508)	—	(629,508)
Dividends to hybrid bonds		—	—	—	—	—	(8,708)	(8,708)	—	(8,708)
Issues of hybrid bonds		—	298,861	—	—	—	—	298,861	—	298,861
Change in other capital surplus		—	—	350	—	—	—	350	—	350
Change in other capital adjustments		—	—	—	(194)	—	—	(194)	—	(194)
Change in other non-controlling interests		—	—	—	—	—	—	—	(88,022)	(88,022)

		—	298,861	350	(194)	—	(638,216)	(339,199)	(88,022)	(427,221)

Balance at June 30, 2012	￦	2,645,053	537,443	9,887,199	(392,848)	934,422	11,867,212	22,833,428	2,459,507	27,937,988

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (continued)

For the six month period ended June 30, 2013

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd
(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interest	Total
Balance at January 1, 2013	￦	2,645,053	537,443	9,887,199	(393,097)	1,134,820	12,499,259	26,310,677	2,469,146	28,779,823
Changes in accounting policy		—	—	—	—	(154,699)	215,913	61,214	72,107	133,321
Restated Balance at January 1, 2013		2,645,053	537,443	9,887,199	(393,097)	980,121	12,715,172	26,371,891	2,541,253	28,913,144

Net profit for the period		—	—	—	—	—	1,036,272	1,036,272	78,564	1,114,836
Other comprehensive income, net of income tax
Foreign currency translation adjustments		—	—	—	—	55,417	—	55,417	272	55,689
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(314,372)	—	(314,372)	(1,494)	(315,866)
Equity in other comprehensive income of associates		—	—	—	—	2,806	—	2,806	—	2,806
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(6,989)	—	(6,989)	—	(6,989)
Other comprehensive income of separate account		—	—	—	—	(801)	—	(801)	—	(801)
Remeasurements of defined benefit liability		—	—	—	—	38,358	—	38,358	117	38,475

		—	—	—	—	(225,581)	—	(225,581)	(1,105)	(226,686)

Total comprehensive income for the period		—	—	—	—	(225,581)	1,036,272	810,691	77,459	888,150

Transactions with owners, etc
Dividends		—	—	—	—	—	(393,878)	(393,878)	—	(393,878)
Dividends to hybrid bonds		—	—	—	—	—	(14,960)	(14,960)	—	(14,960)
Change in other capital adjustments		—	—	—	(260)	—	—	(260)	—	(260)
Change in other non-controlling interests		—	—	—	—	—	—	—	(311,854)	(311,854)

		—	—	—	(260)	—	(408,838)	(409,098)	(311,854)	(720,952)

Balance at June 30, 2013	￦	2,645,053	537,443	9,887,199	(393,357)	754,540	13,342,606	26,773,484	2,306,858	29,080,342

See accompanying notes to the consolidated interim financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six month periods ended June 30, 2013 and 2012

(Unaudited)

(In millions of won)	Note	2013		2012
Cash flows from operating activities
Profit before income taxes		￦	1,460,809	2,017,144
Adjustments for:
Net interest income	21		(3,253,275)	(3,515,047)
Dividend income			(97,785)	(117,554)
Net fees and commission expense (income)			(47,823)	18,837
Insurance expense	19		1,476,418	1,304,581
Net trading loss (income)			270,288	(242,906)
Net foreign currency transaction loss			77,762	104,381
Net loss (gain) on financial assets designated at fair value through profit or loss			(426,711)	63,535
Gain on disposal of available-for-sale financial assets	12		(430,317)	(349,650)
Provision for allowance	11		620,187	626,178
Impairment losses on other financial assets	23		51,690	38,289
Salaries expense			79,688	71,131
Depreciation and amortization	24		156,249	143,362
Other operating income			(149,256)	246,529
Equity in income of associates	13		361	(12,994)
Other non-operating income, net			(1,788)	(35,046)

			(1,674,312)	(1,656,374)

Changes in assets and liabilities:
Due from banks			(3,586,770)	(887,322)
Trading assets			(134,091)	(1,801,132)
Financial instruments designated at fair value through profit or loss			568,479	835,957
Derivative assets			104,995	401,100
Loans			(5,371,279)	(225,854)
Other assets			(7,930,684)	(4,904,595)
Deposits			3,902,523	2,333,642
Liability for defined benefit obligations			(14,473)	(46,787)
Provision			(40,982)	123,535
Other liabilities			5,821,771	4,690,113

			(6,680,511)	518,657

Income taxes paid			(406,130)	(676,271)
Interest received			6,150,465	6,785,557
Interest paid			(3,436,343)	(3,786,279)
Dividends received			98,136	120,753

Net cash provided by (used in) operating activities		￦	(4,487,886)	3,323,187

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the six month periods ended June 30, 2013 and 2012

(Unaudited)

(In millions of won)	Note	2013		2012
Cash flows from investing activities
Acquisition of financial assets designated at fair value through profit or loss		￦	—	(129,217)
Proceeds from disposition of available-for-sale financial assets			41,768,681	20,689,848
Acquisition of available-for-sale financial assets			(39,891,446)	(20,291,217)
Proceeds from disposition of held-to-maturity financial assets			3,378,224	1,150,777
Acquisition of held-to-maturity financial assets			(2,933,545)	(1,116,143)
Proceeds from disposition of property and equipment			10,391	1,165
Acquisition of property and equipment			(176,263)	(107,297)
Proceeds from disposition of intangible assets			10,909	2,267
Acquisition of intangible assets			(41,022)	(69,554)
Proceeds from disposition of investments in associates			7,221	46,344
Acquisition of investments in associates			(24,186)	(7,664)
Proceeds from disposition of investment property			21	2,880
Acquisition of investment property			(183,111)	(289,250)
Proceeds from disposition of assets held for sale			48,426	2,310
Net increase (decrease) in other assets			16,900	(20,781)
Net decrease in derivatives	28		1,035	62
Business combination, net of cash acquired			385,291	90,010

Net cash provided by (used in) investing activities			2,377,526	(45,460)

Cash flows from financing activities
Issues of hybrid bonds			—	298,861
Proceeds from borrowings			14,064,162	8,836,762
Repayments of borrowings			(10,738,842)	(7,220,416)
Proceeds from debt securities issued			4,716,546	5,591,032
Repayments of debt securities issued			(5,193,667)	(6,120,542)
Repayments of preferred stock			—	(3,765,124)
Net Increase (decrease) in other liabilities			(1,029)	350
Dividends paid			(408,475)	(635,727)
Net Increase (decrease) in derivatives			(609)	45,680
Decrease in non-controlling interest			(311,389)	(88,016)

Net cash provided by (used in) financing activities			2,126,697	(3,057,140)

Effect of exchange rate fluctuations on cash and cash equivalents held			(373)	(4,168)

Increase in cash and cash equivalents			15,964	216,419
Cash and cash equivalents at beginning of period	28		5,007,765	3,982,645

Cash and cash equivalents at end of period	28	￦	5,023,729	4,199,064

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange on September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2013, December 31, 2012 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*)	Location		2013	2012
Shinhan Financial Group	Shinhan Bank (*3)	Korea	June, 30	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank (*3)	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Investment management	”	”	100.0	100.0
	Shinhan BNP Paribas AMC (*3)		”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data system	”	”	100.0	100.0
”	Shinhan Savings Bank (note 5)	”	”	100.0	100.0
”	Shinhan Aitas Co., Ltd.	”	”	99.8	99.8
Shinhan Bank	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank	Cambodia	”	90.0	90.0
”	Shinhan Kazakhstan Bank	Kazakhstan	”	100.0	100.0
”	Shinhan Canada Bank	Canada	”	100.0	100.0
”	Shinhan China Limited	China	”	100.0	100.0
”	SBJ Bank	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam	Vietnam	”	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee	Location		2013	2012
Shinhan Investment Corp.	Shinhan Investment Corp. America Inc.	USA	June, 30	100.0	100.0
	Shinhan Investment Corp. Europe Ltd.(*2)	UK	”	—	—
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
Shinhan Private Equity Investment Management	Symphony Energy Co., Ltd.(*4)	Korea	—	—	77.6
“	HKC&T Co., Ltd.	”	March 31	100.0	100.0
“	Everdigm, Corp. (*3)	”	”	38.7	38.7
Shinhan BNP Paribas AMC	Shinhan BNP Asset Mgt HK Ltd.	Hong Kong	June, 30	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.
(*2)	The investee is in liquidation for the current period.
(*3)	The amount of dividends paid to non-controlling interests was ￦80,978 million during the period.
(*4)	The investee was liquidated for the current period

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(c)	Summarized financial informations for the subsidiary

i)	Condensed financial position for the Group’s subsidiaries as of June 30, 2013 and December 31, 2012 are as follows:

	2013				2012
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan financial group (Separate)	￦	27,389,736	7,304,651	20,085,085	27,212,924	7,546,003	19,666,921
Shinhan Bank(*3)		247,984,138	227,907,898	20,076,240	237,395,784	217,058,923	20,336,860
Shinhan Card Co., Ltd.		21,779,743	15,999,326	5,780,418	22,279,918	16,546,741	5,733,177
Shinhan Investment Corp.		18,534,889	16,319,639	2,215,250	16,465,338	14,287,115	2,178,223
Shinhan Life Insurance Co., Ltd		18,075,762	16,798,604	1,277,158	16,942,184	15,617,037	1,325,147
Shinhan Capital Co., Ltd.		3,758,863	3,258,370	500,493	3,526,185	3,053,871	472,314
Jeju Bank		3,145,831	2,863,912	281,919	3,254,348	2,976,455	277,894
Shinhan Credit Information Co., Ltd.		20,244	6,431	13,813	19,176	5,659	13,517
Shinhan Private Equity Investment management		608,363	527,407	80,956	604,946	524,358	80,588
Shinhan BNP Paribas AMC		158,466	24,959	133,507	168,911	23,218	145,693
SHC Management Co., Ltd.		8,733	1,637	7,095	8,747	331	8,416
Shinhan Data system		21,408	11,823	9,585	16,298	8,594	7,704
Shinhan Savings Bank		938,581	838,376	100,205	636,115	542,861	93,254
Shinhan Aitas Co., Ltd.		31,336	2,979	28,357	30,976	4,309	26,667

	￦	342,456,093	291,866,012	50,590,081	328,561,850	278,195,475	50,366,375

(*1)	Summarized financial informations about the subsidiary are the amount after consolidation, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.
(*3)	The hybrid bonds of ￦2,099,350 million and ￦2,329,760 million issued by Shinhan bank were recognized in non-controlling interests as of June 30, 2013 and December 31, 2012, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the periods ended June 30, 2013 and 2012 are as follows:

	2013				2012
	Operating income		Net Income (loss)	Total comprehensive income (loss)	Operating income	Net Income (loss)	Total comprehensive income (loss)
Shinhan financial group (separate))	￦	1,012,715	826,849	827,003	898,633	696,798	696,798
Shinhan Bank (*3)		9,180,479	699,011	488,018	8,937,928	1,050,914	915,634
Shinhan Card Co., Ltd.		2,427,237	374,392	447,129	2,274,210	431,340	445,875
Shinhan Investment Corp.		1,874,761	56,635	47,136	757,500	33,273	49,331
Shinhan Life Insurance Co., Ltd		2,626,730	61,000	(8,082)	2,385,858	134,090	114,795
Shinhan Capital Co., Ltd.		189,335	24,397	28,720	169,492	13,552	12,069
Jeju Bank		92,187	9,528	5,104	96,043	12,350	12,995
Shinhan Credit Information Co., Ltd.		14,951	281	293	15,249	(58)	(58)
Shinhan Private Equity Investment management.		79,383	2,512	2,523	26,760	(1,387)	(1,387)
Shinhan BNP Paribas AMC		49,421	16,287	16,333	51,905	16,486	16,136
SHC Management Co., Ltd.		124	(1,320)	(1,320)	149	45	45
Shinhan Data system		29,923	1,550	1,876	27,712	955	955
Shinhan Savings Bank Co., Ltd.		29,923	(25,150)	(26,400)	60,602	(8,868)	(12,608)
Shinhan Aitas Co., Ltd.		13,393	1,690	1,690	—	—	—

	￦	17,620,562	2,047,662	1,830,023	15,702,041	2,379,490	2,250,580

(*1)	Summarized financial informations about the subsidiary are the amount after consolidation, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificates, corporate restructuring fund and private equity fund are excluded.
(*3)	The interests on hybrid bonds of ￦68,879 million and ￦77,131 million issued by Shinhan bank were attributed to non-controlling interests for the six month periods ended June 30, 2013 and 2012, respectively.

2.	Basis of preparation

(a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2012. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

2.	Basis of preparation (continued)

(b)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2012.

3.	Significant accounting policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Group’s consolidated financial statements as of and for the year ended December 31, 2013.

(a)	Changes in accounting policies

i)	K-IFRS No.1001, Presentation of Financial Statements

The Group has applied the amendments to K-IFRS No.1001, Presentation of Financial Statements since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

ii)	K-IFRS No.1110, Consolidated Financial Statement

The Group adopted K-IFRS No.1110, Consolidated Financial Statements since January 1, 2013. As a result, the Group has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. K-IFRS No.1110 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Group controls the investee on the basis of de facto circumstances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

3.	Significant accounting policies (continued)

iii)	K-IFRS No.1111, Joint Arrangements

The Group adopted K-IFRS No.1111, Joint Arrangements since January 1, 2013. The standard classifies joint arrangements into two types – joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

iv)	K-IFRS No.1112, Disclosure of Interests in Other Entities

The Group adopted K-IFRS No.1112, Disclosure of Interests in Other Entities since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

v)	Amendments to K-IFRS No.1019, Employee Benefits

The Group has applied the amendments to K-IFRS No.1019, Employee Benefits since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

vi)	K-IFRS No.1113, Fair Value Measurement

The Group adopted K-IFRS No.1113, Fair Value Measurement since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

(b)	Impact of changes in accounting policy

The following table summarizes the adjustments made to the Group’s statements of financial position as of December 31, 2012.

	December 31, 2012
	As previously reported		K-IFRS No.1110	K-IFRS No.1019	K-IFRS No.1001	As restated
Overall impact on total assets	￦	300,848,489	4,090,736	—	—	304,939,225
Overall impact on total liabilities		272,068,666	3,957,415	—	—	276,026,081
Non-controlling interests		2,469,146	72,107	—	—	2,541,253

Overall impact on total equity	￦	28,779,823	133,321	—	—	28,913,144

The following table summarizes the adjustments made to the Group’s statements of comprehensive income for the six month period ended June 30, 2012.

	June 30, 2012
	As previously reported		K-IFRS No.1110	K-IFRS No.1019	K-IFRS No.1001	As restated
Operating Income	￦	2,002,117	(1,016)	3,049	(69,902)	1,934,248
Non-Operating Income		—	—	—	69,902	69,902
Income tax expense		472,323	(11)	738	—	473,050
Net profit for the period		1,542,788	(1,005)	2,311	—	1,544,094
Total comprehensive income for the period		1,443,940	(434)	2,311	—	1,445,817

Overall impact on profit and total comprehensive income attributable to non-controlling interests	￦	85,204	—	21	—	85,225

(i)	K-IFRS No.1110, Consolidated Financial Statements

The Group re-assessed the control conclusion for its investees as of January 1, 2013. As a consequence, the Group changed its control relationship with its investees as below.

	Company	Reason
Newly included subsidiaries	Everdigm Corp.	The practical ability to direct the relevant activities

(*)	The Group is exposed, or has rights, to variable returns from its involvement with the guaranteed principal money trusts and has the ability to affect those returns through its power over these investees. Accordingly, they are newly consolidated. Prior to the adoption of K-IFRS No. 1110, they had not been consolidated since the Group had not held the majority of the benefits or the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

3.	Significant accounting policies (continued)

(ii)	Amendments to K-IFRS No.1111, Joint Arrangements

As a result of the adoption of K-IFRS No.1111, the Group has changed its accounting policy with respect to its interests in joint arrangements.

Under K-IFRS No.1111, the Group classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Group’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Group considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Group has re-evaluated its involvement in its only joint arrangement and has reclassified the investment from jointly controlled entity to joint venture. Notwithstanding the reclassification, the investment continues to be recognized by applying the equity method and there has been no impact on the recognized assets, liabilities and comprehensive income of the Group.

(iii)	Amendments to K-IFRS No.1019, Employee Benefits

The following table summarizes the financial effects on the statement of comprehensive income for the three month and the six month periods ended June 30, 2012 and as of December 31, 2012.

•	Statement of financial position

	December 31,2012
	As previously reported (*)		Adjustments	As restated
Accumulated other comprehensive loss	￦	1,139,879	(159,758)	980,121
Retained Earning		12,555,414	159,758	12,715,172

•	Statement of comprehensive income

	2012
	Three month period		Six month period
Net income as previously reported (*)	￦	673,389	1,541,783
Increase in:
Administrative expenses		1,428	3,049
Tax expenses		(346)	(738)

		1,082	2,311

Net income as restated	￦	674,471	1,544,094

(*)	Impact of the amendments to K-IFRS No.1110, Consolidated Financial Statements is adjusted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

3.	Significant accounting policies (continued)

(iv)	Amendments to K-IFRS No.1001, Presentation of Financial Statements

The Group adopted the amendments pursuant to the amended K-IFRS No.1001, Presentation of Financial Statements from the annual period ended December 31, 2012 and non-operating income is accounted for separately from operating income in the separate statements of comprehensive income. The Group retrospectively applied the amendment to K-IFRS No.1001 and there was no impact net income, for which the impact is as follows:

	2012
	Three month period		Six month period
Operating profit before adoption of the amendments (*)	￦	865,503	2,004,150
Changes :
Non-operating income
Gain on sale of assets		1,471	2,560
Investments in associates		111	36,084
Other non-operating income		36,536	96,015

		38,118	134,659

Non-operating expense
Loss on sale of assets		974	1,566
investments in associates		2,032	2,032
Other non-operating expense		39,012	61,159

		42,018	64,757

Operating profit after adoption of the amendment	￦	869,403	1,934,248

(*)	Impact of the amendments to K-IFRS No.1110, Consolidated Financial Statements and K-IFRS No. 1019, Employee Benefits is adjusted.

(c)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2013, and the Group has not early adopted them.

(i)	Amendments to K-IFRS No.1032, Financial Instruments: Presentation

The amendments clarified the application guidance related to ‘offsetting a financial asset and a financial liability’. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier application permitted. Management is evaluating the impact of these new standards

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic groupwide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the groupwide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the groupwide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the groupwide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•

Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•

Risk monitoring – The Group are currently installing a multidimensional risk monitoring system under which the Group will, on a periodic basis, proactively and preemptively review risks that may impact the Group’s overall operations. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the groupwide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•

Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promote reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•

Risk management – The Group maintain a groupwide risk management system to detect the early warnings signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently groupwide, and upon the happening of any contingency at a subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted groupwide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

i)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Due from banks and loans (*1)(*6)	￦	220,462,024	210,798,802
Banks		11,877,821	11,126,070
Retail		83,762,270	82,924,709
Government		12,420,333	7,597,140
Corporate		95,794,500	92,082,186
Card receivable		16,607,100	17,068,697
Trading assets		14,133,539	14,277,000
Financial assets designated at FVTPL(*3)		1,627,480	1,325,646
AFS financial assets(*4)		29,700,062	31,371,415
HTM financial assets(*5)		11,206,394	11,659,682
Derivative assets		1,846,942	2,170,765
Other financial assets (*1)(*2)		16,937,765	9,563,182
Financial guarantee contracts		2,528,546	2,895,878
Loan commitments and other liabilities for credit		75,028,936	72,383,708

	￦	373,471,688	356,446,078

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Comprise of account receivables, accrued income, guarantee deposits, domestic exchange settlement debit and suspense payments, etc.
(*3)	FVTPL : fair value through profit or loss
(*4)	AFS : available-for-sale
(*5)	HTM : held-to-maturity
(*6)	Due from banks and loans were classified as similar credit risk group in calculating equity capital ratio under New Basel Capital Accord (Basel II).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Due from banks and loans by past due or impairment

a)	Due from banks and loans as of June 30, 2013 and December 31, 2012 are as follows:

	2013
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	11,887,910	83,193,209	12,424,210	95,538,341	15,988,392	219,032,062
Past due but not impaired		—	508,078	272	324,602	843,095	1,676,047
Impaired		—	513,826	—	1,580,043	485,923	2,579,792

		11,887,910	84,215,113	12,424,482	97,442,986	17,317,410	223,287,901
Less : allowance		(10,089)	(452,843)	(4,149)	(1,648,486)	(710,310)	(2,825,877)

	￦	11,877,821	83,762,270	12,420,333	95,794,500	16,607,100	220,462,024

	2012
	Banks		Retail	Government	Corporate	Card	Total
Neither past due nor impaired	￦	11,133,952	82,394,657	7,600,456	91,602,154	16,539,121	209,270,340
Past due but not impaired		116	438,505	378	496,409	739,736	1,675,144
Impaired		—	478,247	—	1,652,256	533,902	2,664,405

		11,134,068	83,311,409	7,600,834	93,750,819	17,812,759	213,609,889
Less : allowance		(7,998)	(386,700)	(3,694)	(1,668,633)	(744,062)	(2,811,087)

	￦	11,126,070	82,924,709	7,597,140	92,082,186	17,068,697	210,798,802

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

b)	Credit quality of due from banks and loans, net of allowance, that are neither past due nor impaired as of June 30, 2013 and December 31, 2012 are as follows:

	2013
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	￦	11,887,910	80,418,834	12,422,106	56,919,958	14,878,873	176,527,681
Grade 2 (*1)		—	2,774,375	2,104	38,618,383	1,109,519	42,504,381

		11,887,910	83,193,209	12,424,210	95,538,341	15,988,392	219,032,062
Less : allowance		(10,089)	(136,344)	(4,147)	(1,046,532)	(317,112)	(1,514,224)

	￦	11,877,821	83,056,865	12,420,063	94,491,809	15,671,280	217,517,838

Mitigation of credit risk due to collateral (*2)	￦	124,205	55,175,140	421	44,660,899	4,808	99,965,473

	2012
	Banks		Retail	Government	Corporate	Card	Total
Grade 1 (*1)	￦	11,133,866	79,418,399	7,597,923	54,675,569	15,186,242	168,011,999
Grade 2 (*1)		86	2,976,258	2,533	36,926,585	1,352,879	41,258,341

		11,133,952	82,394,657	7,600,456	91,602,154	16,539,121	209,270,340
Less : allowance		(7,998)	(141,664)	(3,690)	(1,070,722)	(321,865)	(1,545,939)

	￦	11,125,954	82,252,993	7,596,766	90,531,432	16,217,256	207,724,401

Mitigation of credit risk due to collateral (*2)	￦	124,104	55,043,349	388	41,733,524	5,529	96,906,894

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

c)	Aging analyses of due from banks and loans, net of allowance, that are past due but not impaired as of June 30, 2013 and December 31, 2012 are as follows:

	2013
	Retail		Government	Corporate	Card	Total
Less than 30 days	￦	355,323	272	254,960	751,330	1,361,885
31~60 days		103,106	—	22,930	64,152	190,188
61~90 days		40,716	—	26,948	27,613	95,277
More than 90 days		8,933	—	19,764	—	28,697

		508,078	272	324,602	843,095	1,676,047
Less : allowance		(22,256)	(3)	(17,134)	(102,092)	(141,485)

	￦	485,822	269	307,468	741,003	1,534,562

Mitigation of credit risk due to collateral (*)	￦	275,971	50	117,891	83	393,995

	2012
	Banks		Retail	Government	Corporate	Card	Total
Less than 30 days	￦	116	351,806	378	360,946	636,595	1,349,841
31~60 days		—	53,263	—	59,230	65,267	177,760
61~90 days		—	32,021	—	58,400	37,874	128,295
More than 90 days		—	1,415	—	17,833	—	19,248

		116	438,505	378	496,409	739,736	1,675,144
Less : allowance		—	(20,078)	(3)	(25,601)	(93,680)	(139,362)

	￦	116	418,427	375	470,808	646,056	1,535,782

Mitigation of credit risk due to collateral (*)	￦	—	266,454	44	271,123	22	537,643

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

d)	Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of June 30, 2013 and December 31, 2012 are as follows:

	2013
	Retail		Corporate	Card	Total
Impaired loans	￦	513,826	1,580,043	485,923	2,579,792
Less : allowance		(294,251)	(584,819)	(291,106)	(1,170,176)

	￦	219,575	995,224	194,817	1,409,616

Mitigation of credit risk due to collateral	￦	153,332	575,501	3	728,836

	2012
	Retail		Corporate	Card	Total
Impaired loans	￦	478,247	1,652,256	533,902	2,664,405
Less : allowance		(224,957)	(572,310)	(328,519)	(1,125,786)

	￦	253,290	1,079,946	205,383	1,538,619

Mitigation of credit risk due to collateral (*)	￦	124,546	606,059	6	730,611

iii)	Credit rating

a)	Credit rating of debt securities as of June 30, 2013 and December 31, 2012 are as follows:

	2013
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	5,804,012	186,116	17,883,476	8,705,835	32,579,439
AA- to AA+		4,658,089	257,244	5,853,982	1,927,274	12,696,589
A- to A+		2,650,575	656,594	3,274,801	283,203	6,865,173
BBB- to BBB+		601,457	386,584	1,424,276	19	2,412,336
Lower than BBB-		103,400	—	401,358	33,568	538,326
Unrated		170,535	140,942	862,169	256,495	1,430,141

	￦	13,988,068	1,627,480	29,700,062	11,206,394	56,522,004

	2012
	Trading assets		Financial assets designated at fair value through profit or loss	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	￦	4,376,337	177,567	19,868,860	9,594,512	34,017,276
AA- to AA+		4,601,391	131,845	5,923,292	1,411,353	12,067,881
A- to A+		3,376,639	527,359	3,175,284	293,422	7,372,704
BBB- to BBB+		1,243,112	350,891	1,419,647	19	3,013,669
Lower than BBB-		62,542	—	246,909	26,337	335,788
Unrated		179,050	137,984	737,423	334,039	1,388,496

	￦	13,839,071	1,325,646	31,371,415	11,659,682	58,195,814

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

b)	Credit status of debt securities as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Neither past due nor impaired	￦	56,514,870	58,164,862
Impaired		7,134	30,952

	￦	56,522,004	58,195,814

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of June 30, 2013 and December 31, 2012 are as follows:

		2013
		Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	10,365,764	—	—	140,478	1,371,579	—	11,877,821
	Retail		—	—	—	—	—	83,762,270	83,762,270
	Government		11,957,695	—	116	32	462,490	—	12,420,333
	Corporate		2,799,592	33,916,008	12,826,544	16,925,658	29,326,698	—	95,794,500
	Card		38,731	123,648	128,773	27,172	653,225	15,635,551	16,607,100

			25,161,782	34,039,656	12,955,433	17,093,340	31,813,992	99,397,821	220,462,024

Trading assets			9,605,383	342,782	384,073	1,265,194	2,536,107	—	14,133,539
Financial assets designated at FVTPL(*1)			991,859	100,317	20,214	60,777	454,313	—	1,627,480
AFS financial assets(*2)			20,724,740	1,094,107	226,168	930,594	6,724,453	—	29,700,062
HTM financial assets(*3)			3,292,644	10,510	—	649,395	7,253,845	—	11,206,394

		￦	59,776,408	35,587,372	13,585,888	19,999,300	48,782,710	99,397,821	277,129,499

		2012
		Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans	Banks	￦	10,090,348	—	—	120,696	915,026	—	11,126,070
	Retail		—	—	—	—	—	82,924,709	82,924,709
	Government		7,304,220	6	132	39	292,743	—	7,597,140
	Corporate		3,078,782	32,595,013	11,630,765	16,625,570	28,152,056	—	92,082,186
	Card		46,493	127,504	140,127	25,846	610,321	16,118,406	17,068,697

			20,519,843	32,722,523	11,771,024	16,772,151	29,970,146	99,043,115	210,798,802

Trading assets			9,204,943	1,185,807	532,840	1,189,942	2,163,468	—	14,277,000
Financial assets designated at FVTPL(*1)			817,997	112,852	10,371	123,632	260,794	—	1,325,646
AFS financial assets(*2)			20,369,556	1,193,095	229,618	1,040,793	8,538,353	—	31,371,415
HTM financial assets(*3)			3,803,177	10,005	—	694,149	7,152,351	—	11,659,682

		￦	54,715,516	35,224,282	12,543,853	19,820,667	48,085,112	99,043,115	269,432,545

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises because of the Group’s assets and liabilities which are denominated in currencies other than the Won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the six month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

i-1)	Shinhan Bank

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the six month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

	2013
	Average		Maximum	Minimum	At June 30
Interest rate	￦	18,189	26,139	14,413	26,044
Equities		6,409	13,250	3,359	5,434
Foreign exchange(*)		44,968	50,933	41,603	46,868
Option volatility		277	339	219	271
Portfolio diversification		(22,558)	(39,032)	(18,736)	(33,728)

	￦	47,285	51,629	40,858	44,889

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	24,085	32,036	19,817	19,817
Equities		26,476	41,920	11,085	12,247
Foreign exchange(*)		79,449	95,661	49,583	55,243
Option volatility		257	897	95	251
Portfolio diversification		(60,274)	(80,989)	(37,435)	(38,967)

	￦	69,993	89,525	43,145	48,591

(*)	Includes both trading and non-trading accounts as Shinhan Bank manages foreign exchange risk on a total position basis

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2)	Shinhan Card

An analysis of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the six month period ended June 30, 2013 and the year ended December 31, 2012, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

	2013
	Average		Maximum	Minimum	At June 30
Interest rate	￦	333	750	250	500
Foreign exchange		42,598	43,933	39,401	43,933

	￦	42,931	44,683	39,651	44,433

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	358	900	250	500
Foreign exchange		35,291	40,972	32,313	36,905

	￦	35,649	41,872	32,563	37,405

(*)	The Group has been exposed to only foreign exchange rate risk of foreign currency equity securities for the purpose of non-trading because the Shinhan Card hedges all cash flow of foreign currency liabilities by currency rate swap.

i-3)	Shinhan Investment

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the six month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

	2013
	Average		Maximum	Minimum	At June 30
Interest rate	￦	9,828	31,217	2,930	14,556
Equities		7,670	12,672	3,779	8,196
Foreign exchange		2,359	7,523	117	1,799
Option volatility		1,150	2,891	323	1,866
Portfolio diversification		(11,326)	(20,408)	(3,662)	(7,925)

	￦	9,681	33,895	3,487	18,492

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	9,102	15,797	2,532	3,467
Equities		2,790	8,816	882	8,620
Foreign exchange		2,779	10,825	90	1,292
Option volatility		4,465	11,866	237	736
Portfolio diversification		(10,253)	(20,771)	(3,036)	(6,875)

	￦	8,883	26,533	705	7,240

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4)	Shinhan Life Insurance

An analysis of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the six month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

	2013
	Average		Maximum	Minimum	At June 30
Interest rate	￦	1,424	1,553	1,207	1,513
Equities		357	518	170	170
Foreign exchange		346	529	90	90

	￦	2,127	2,600	1,467	1,773

	2012
	Average		Maximum	Minimum	At December 31
Interest rate	￦	826	1,333	197	958
Equities		750	947	499	947
Foreign exchange		216	253	136	135

	￦	1,792	2,533	832	2,040

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•

Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•

Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of June 30, 2013 and December 31, 2012 are as follows:

ii-1)	Shinhan Bank

	2013		2012
VaR	￦	680,371	841,157
EaR		328,350	249,567

ii-2)	Shinhan Card

	2013		2012
VaR	￦	300,206	338,930
EaR		5,130	29,318

ii-3)	Shinhan Investment

	2013		2012
VaR	￦	1,811	26,289
EaR		103,162	107,733

ii-4)	Shinhan Life Insurance

	2013		2012
VaR	￦	178,758	126,359
EaR		18,450	28,705

(*)	Interest rate VaR and EaR represent the maximum amounts by which net assets and net interest income, respectively, may decrease or increase as of the end of the reporting period and have been computed based on the standardized guidelines proposed by the Basel Committee.

iii)	Foreign exchange risk

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars, Japanese yen, Euros and Chinese yuan are set in order to minimize other foreign exchange trading.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of June 30, 2013 and December 31, 2012 are as follows:

	2013
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Liabilities
Deposits (*2)	￦	74,033,764	12,765,047	26,873,539	57,176,962	11,381,847	3,077,241	185,308,400
Trading liabilities (*3)		998,780	—	—	—	—	—	998,780
Borrowings		11,255,120	2,168,396	2,191,663	2,566,635	3,868,556	1,279,470	23,329,840
Debt securities issued		954,639	2,314,526	3,597,202	5,830,111	25,271,971	5,308,286	43,276,735
Financial liabilities designated at fair value through profit or loss		108,528	101,432	383,678	812,872	3,614,045	256,995	5,277,550
Other financial liabilities		22,545,615	25,698	25,533	359,695	405,985	80,646	23,443,172

	￦	109,896,446	17,375,099	33,071,615	66,746,275	44,542,404	10,002,638	281,634,477

Off balance (*4)
Finance guarantee contracts	￦	2,528,546	—	—	—	—	—	2,528,546
Loan commitments and other		75,028,936	—	—	—	—	—	75,028,936

	￦	77,557,482	—	—	—	—	—	77,557,482

Derivatives:
Cash inflow	￦	1,718,076	381,074	599,357	807,012	1,830,843	818,465	6,154,827
Cash outflow		1,974,139	116,476	591,550	749,165	1,537,070	430,939	5,399,339

	￦	(256,063)	264,598	7,807	57,847	293,773	387,526	755,488

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2012
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivatives:
Liabilities
Deposits (*2)	￦	70,081,054	19,834,349	17,568,677	58,212,569	11,138,795	2,655,637	179,491,081
Trading liabilities (*3)		1,370,723	—	—	—	—	—	1,370,723
Borrowings		9,314,059	2,085,094	1,390,841	1,416,346	4,719,507	892,355	19,818,202
Debt securities issued		1,068,555	1,949,034	2,922,035	6,558,938	27,084,263	4,321,377	43,904,202
Financial liabilities designated at fair value through profit or loss		85,260	173,289	296,974	495,799	3,617,151	153,724	4,822,197
Other financial liabilities		17,963,473	50,675	38,652	160,998	434,581	66,282	18,714,661

	￦	99,883,124	24,092,441	22,217,179	66,844,650	46,994,297	8,089,375	268,121,066

Off balance (*4)
Finance guarantee contracts	￦	2,895,878	—	—	—	—	—	2,895,878
Loan commitments and other		72,200,742	—	—	—	—	—	72,200,742

	￦	75,096,620	—	—	—	—	—	75,096,620

Derivatives:
Cash inflow	￦	2,024,108	373,602	161,696	571,717	2,137,068	631,768	5,899,959
Cash outflow		1,761,438	100,083	167,306	569,682	1,939,458	375,361	4,913,328

	￦	262,670	273,519	(5,610)	2,035	197,610	256,407	986,631

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ￦56,773,369 million and ￦52,168,599 million as of June 30, 2013 and December 31, 2012 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Trading liabilities were included in the ‘Less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Tier I capital (including capital stock, retained earnings, etc.) and Tier II capital (including qualifying subordinated liabilities, etc.) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio as of June 30, 2013 was 12.52%.

(f)	Measurement of fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

For example, fair value of interest rate swaps and currency forwards were calculated discounted cash flow analysis method and exchange forward rate method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i)	Financial instruments measured at the fair value

i-1)	The table below analyzes financial instruments measured at the fair value as of June 30, 2013 and December 31, 2012 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	2013
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	￦	4,755,676	11,353,329	364,549	16,473,554
Financial assets designated at fair value through profit or loss		246,876	1,853,930	755,112	2,855,918
Derivative assets		25,313	1,624,719	196,910	1,846,942
Available-for-sale financial assets		9,552,941	23,069,970	1,841,733	34,464,644

	￦	14,580,806	37,901,948	3,158,304	55,641,058

Liabilities
Trading liabilities	￦	998,780	—	—	998,780
Financial liabilities designated at fair value through profit or loss		25,885	653,226	4,598,439	5,277,550
Derivative liabilities		32,871	1,457,722	695,406	2,185,999

	￦	1,057,536	2,110,948	5,293,845	8,462,329

	2012
	Level 1		Level 2	Level 3	Total
Assets
Trading assets	￦	4,046,440	12,430,364	177,451	16,654,255
Financial assets designated at fair value through profit or loss		219,828	1,629,645	692,860	2,542,333
Derivative assets		25,315	1,800,256	345,194	2,170,765
Available-for-sale financial assets		10,146,862	23,577,594	2,559,462	36,283,918

	￦	14,438,445	39,437,859	3,774,967	57,651,271

Liabilities
Trading liabilities	￦	1,370,723	—	—	1,370,723
Financial liabilities designated at fair value through profit or loss		—	563,998	4,258,199	4,822,197
Derivative liabilities		21,286	1,621,254	261,504	1,904,044

	￦	1,392,009	2,185,252	4,519,703	8,096,964

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2)	Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the six month period ended June 30, 2013 and for the year ended December 31, 2012 were as follows:

	2013
	Trading assets		FVTPL assets(*1)	Available- for-sale financial assets	Net derivative instruments	FVTPL liabilities(*1)	Total
Beginning balance	￦	177,451	692,860	2,559,462	83,690	4,258,199	7,771,662
Total gain or loss:		(2,902)	(35,602)	(67,000)	(437,899)	(379,913)	(923,316)
Recognized in profit or loss		(2,902)	(35,602)	2,700	(437,544)	(379,913)	(853,261)
Recognized in other comprehensive income		—	—	(69,700)	(355)	—	(70,055)
Purchases		370,000	348,615	152,375	51,750	—	922,740
Issue		—	—	—	(82,389)	2,428,779	2,346,390
Settlements		(180,000)	(250,696)	(257,184)	(113,685)	(1,708,626)	(2,510,191)
Transfers into level 3		—	(65)	(545,920)	37	—	(545,948)

Ending balance	￦	364,549	755,112	1,841,733	(498,496)	4,598,439	7,061,337

	2012
	Trading assets		FVTPL assets(*1)	Available- for-sale financial assets	Net derivative instruments	FVTPL liabilities(*1)	Total
Beginning balance	￦	9,991	308,029	2,177,125	22,940	3,298,409	5,816,494
Total gain or loss:		2,680	42,955	132,879	418,919	649,683	1,247,116
Recognized in profit or loss		2,680	42,955	88,952	418,900	649,683	1,203,170
Recognized in other comprehensive income		—	—	43,927	19	—	43,946
Purchases		640,000	981,102	548,260	69,590	—	2,238,952
Issue		—	—		(170,367)	9,080,911	8,910,544
Settlements		(480,000)	(737,868)	(594,678)	(221,565)	(8,770,804)	(10,804,915)
Transfers into level 3		4,780	98,642	295,876	(35,827)	—	363,471

Ending balance	￦	177,451	692,860	2,559,462	83,690	4,258,199	7,771,662

(*1)	FVTPL : Fair value through profit of loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

The book value and the fair value of financial instruments measured at amortized cost as of June 30, 2013 and December 31, 2012 were as follows:

	2013			2012
	Book value		Fair value	Book value	Fair value
Assets
Loans	￦	205,399,573	208,132,026	200,288,636	202,224,920
Held-to-maturity financial assets:		11,206,394	11,625,658	11,659,682	12,284,153
Other		16,937,765	17,018,744	9,563,182	9,627,212

	￦	233,543,732	236,776,428	221,511,500	224,136,285

Liabilities
Deposits:	￦	178,268,124	178,427,023	173,295,702	173,592,345
Borrowings:		23,010,545	23,042,833	19,518,040	19,581,684
Debt securities issued:		38,426,279	38,904,132	38,838,467	39,874,554
Other financial liabilities		23,329,359	23,276,008	18,741,468	18,657,587

	￦	263,034,307	263,649,996	250,393,677	251,706,170

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g)	Offsetting financial assets and financial liabilities

(i)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2013 are as follows:

	2013
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position
Derivatives	￦	1,822,626	—	1,822,626
Bonds purchased under repurchase agreements		10,938,522	—	10,938,522
Securities loaned		848,491	—	848,491
Domestic exchange settlement debit		21,634,940	18,608,356	3,026,584
Other financial instruments		10,755,755	1,071,738	9,684,017

	￦	46,000,334	19,680,094	26,320,240

	Related amounts not set off in the statement of financial position
	Financial instruments		Cash collateral received	Net amount
Derivatives	￦	1,682,561	47	140,018
Bonds purchased under repurchase agreements		10,424,768	—	513,754
Securities loaned		843,308	—	5,183
Domestic exchange settlement debit		4,892	—	3,021,692
Other financial instruments		8,246,344	—	1,437,673

	￦	21,201,873	47	5,118,320

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(ii)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of June 30, 2013 are as follows:

	2013
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position

Derivatives	￦	2,157,037	—	2,157,037
Reverse repurchase, securities lending and similar agreements		5,835,424	—	5,835,424
Securities borrowed		89,920	—	89,920
Domestic exchange settlement pending		19,694,842	18,608,356	1,086,486
Other financial instruments		10,374,419	1,071,738	9,302,681

	￦	38,151,642	19,680,094	18,471,548

	Related amounts not set off in the statement of financial position
	Financial instruments		Cash collateral received	Net amount

Derivatives	￦	1,904,254	—	252,783
Reverse repurchase, securities lending and similar agreements		5,835,424	—	—
Securities borrowed		89,920	—	—
Domestic exchange settlement pending		1,062,827	—	23,659
Other financial instruments		8,081,934	—	1,220,747

	￦	16,974,359	—	1,497,189

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(h)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4. (f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2013 and December 31, 2012 are as follows:

	2013
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	￦	—	—	—	—	17,609,850	—	17,609,850
Trading assets		16,473,554	—	—	—	—	—	16,473,554
Financial assets designated at FVTPL(*1)		—	2,855,918	—	—	—	—	2,855,918
Derivatives		1,613,189	—	—	—	—	233,753	1,846,942
Loans		—	—	—	—	205,399,573	—	205,399,573
AFS financial assets(*2)		—	—	34,464,644	—	—	—	34,464,644
HTM financial assets(*3)		—	—	—	11,206,394	—	—	11,206,394
Other		—	—	—	—	16,937,765	—	16,937,765

	￦	18,086,743	2,855,918	34,464,644	11,206,394	239,947,188	233,753	306,794,640

	2013
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	￦	—	—	178,268,124	—	178,268,124
Trading liabilities		998,780	—	—	—	998,780
Financial liabilities designated at FVTPL(*1)		—	5,277,550	—	—	5,277,550
Derivatives		1,937,920	—	—	248,079	2,185,999
Borrowings		—	—	23,010,545	—	23,010,545
Debt securities issued		—	—	38,426,279	—	38,426,279
Other		—	—	23,329,359	—	23,329,359

	￦	2,936,700	5,277,550	263,034,307	248,079	271,496,636

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2012
	Trading		FVTPL assets(*1)	AFS(*2)	HTM(*3)	Loans and receivable	Derivatives held for hedging	Total
Assets :
Cash and due from banks	￦	—	—	—	—	13,507,249	—	13,507,249
Trading assets		16,654,255	—	—	—	—	—	16,654,255
Financial assets designated at FVTPL (*1)		—	2,542,333	—	—	—	—	2,542,333
Derivatives		1,901,727	—	—	—	—	269,038	2,170,765
Loans		—	—	—	—	200,288,636	—	200,288,636
AFS financial assets(*2)		—	—	36,283,918	—	—	—	36,283,918
HTM financial assets(*3)		—	—	—	11,659,682	—	—	11,659,682
Other		—	—	—	—	9,563,182	—	9,563,182

	￦	18,555,982	2,542,333	36,283,918	11,659,682	223,359,067	269,038	292,670,020

	2012
	Trading		FVTPL liabilities(*1)	Amortized cost	Derivatives held for hedging	Total
Liabilities :
Deposits	￦	—	—	173,295,702	—	173,295,702
Trading liabilities		1,370,723	—	—	—	1,370,723
Financial liabilities designated at FVTPL (*1)		—	4,822,197	—	—	4,822,197
Derivatives		1,713,410	—	—	190,634	1,904,044
Borrowings		—	—	19,518,040	—	19,518,040
Debt securities issued		—	—	38,838,467	—	38,838,467
Other		—	—	18,741,468	—	18,741,468

	￦	3,084,133	4,822,197	250,393,677	190,634	258,490,641

(*1)	FVTPL : Fair value through profit of loss
(*2)	AFS : Available-for-sale
(*3)	HTM : Held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

5.	Business combinations

(a)	Acquisition of Yehanbyoul Saving Bank

On January 11, 2013, Shinhan Financial Group signed a share purchase agreement with Korea Deposit Insurance Corporation (KDIC) for the acquisition of Yehanbyoul Savings Bank (payment for acquisition is ￦45,296 million) which was established by acquiring certain assets and liabilities of Jinheung Savings Bank by KDIC.

On January 31, 2013, Yehanbyoul Savings Bank was incorporated by Shinhan Financial Group as a direct subsidiary subject to the approval of the Financial Services Commission.

On April 1, 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank named Shinhan Savings Bank.

(b)	Assets acquired and liabilities assumed from the business combination were as follows:

	Amount
Assets :
Cash and due from banks	￦	907,174
Trading assets		14,813
Available-for-sale financial assets		25,945
Loans		133,663
Property and equipment, net		685
Other assets		5,614

		1,087,894

Liabilities :
Deposits		1,023,195
Other liabilities		31,392

	￦	1,054,587

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

5.	Business combinations (continued)

(c)	Comprehensive loss of the business acquired from the date of acquisition to June 30, 2013 was as follows:

	Amount
	Three month period (*)		Six month period
Operating income(loss)	￦	209	(12,764)

Net interest income		7,738	7,729
Interest income		17,342	23,826
Interest expense		(9,604)	(16,097)
Net fees and commission expense		(50)	(380)
Fees and commission income		130	131
Fees and commission expense		(180)	(511)
Dividend income		441	631
Net trading income		(279)	(200)
Net gain (loss) on sale of available-for-sale financial assets		(74)	262
Impairment reversals (losses) on financial assets		697	(8,339)
General and administrative expenses		(6,881)	(10,390)
Net other operating expenses		(1,383)	(2,077)

Other non-operating income(loss), net		29	(213)

Income (loss) before income taxes		238	(12,977)

Income tax expense		(4,131)	(4,131)

Net loss for the period		(3,893)	(17,108)

Other comprehensive loss for the period, net of income tax		(18)	(618)
Net change in unrealized fair value of available-for-sale financial assets		(18)	(618)

Total comprehensive loss for the period		(3,911)	(17,726)

(*)	Comprehensive loss since Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity.

(d)	Goodwill recorded from the business combination is as follows:

	Amount
Consideration	￦	45,296
Cash paid (cash and cash equivalents)		45,296
Net assets acquired		33,307

Goodwill	￦	11,989

The goodwill is attributable mainly to the expected synergies from combining operations of the Group and Yehanbyoul Saving Bank.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

6.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of June 30, 2013 are as follows:

Description
Banking	Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools

	Corporate and investment banking	Loans to or deposits from corporations including small or medium sized companies and business related to investment banking

International group

Internal asset and liability management, trading of securities and derivatives, investment portfolio management and other related business supervision on overseas subsidiaries and branch operations and other international business

	Others	Administration of bank operations

Credit card		Credit card business

Securities		Securities trading, underwriting and brokerage services

Life insurance		Life insurance and related business

Others		Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b)	The following table provides information of income for each operating segment for the six month periods ended June 30, 2013 and 2012.

	2013
	Banking						Credit card		Life insurance		Consolidation adjustment
	Retail		Corporate	International	Other	Adjustments		Securities		Others		Total
Net interest income (loss)	￦	1,139,357	475,091	132,457	446,547	4,917	687,214	128,908	292,136	(56,073)	2,721	3,253,275
Net fees and commission Income (loss)		288,952	115,388	21,683	(39,924)	827	93,034	112,888	14,209	109,680	(4,247)	712,490
Net other expense		(1,224,903)	(109,528)	(109,384)	(274,399)	(2,412)	(305,205)	(165,691)	(224,335)	(117,417)	(21,745)	(2,555,019)

Operating income (loss)		203,406	480,951	44,756	132,224	3,332	475,043	76,105	82,010	(63,810)	(23,271)	1,410,746

Equity method income (loss)		—	—	—	—	10,636	—	(13,353)	—	4,214	(2,182)	(685)
Income tax expense		41,972	96,929	8,968	31,441	3,302	111,650	14,927	17,552	19,307	(75)	345,973

Income (loss) for the period		164,757	388,870	36,832	110,399	7,681	374,392	56,635	61,000	(55,042)	(30,688)	1,114,836

Controlling interest		164,757	388,870	36,832	110,399	7,592	374,392	56,635	61,000	(56,001)	(108,204)	1,036,272

Non-controlling interest	￦	—	—	—	—	89	—	—	—	959	77,516	78,564

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

	2012
	Banking						Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
	Retail		Corporate	International	Other	Adjustments
Net interest income (loss)	￦		490,450	149,875	534,437	4,350	699,403	119,960	277,737	(54,090)	3,506	3,515,047
Net fees and commission Income (loss)		304,365	146,413	26,395	(36,607)	(10,704)	132,658	122,134	17,608	95,679	(6,546)	791,395
Net other expense		(1,198,986)	(237,694)	(97,198)	(32,855)	(25,134)	(287,286)	(207,499)	(126,363)	(161,510)	2,896	(2,371,629)

Operating income (loss)		394,798	399,169	79,072	464,975	(31,488)	544,775	34,595	168,982	(119,921)	(144)	1,934,813

Equity method income (loss)		—	—	—	—	12,764	—	(762)	—	8	984	12,994
Income tax expense (benefit)		87,584	96,585	23,498	109,205	(21,000)	126,126	5,326	33,957	11,794	(25)	473,050

Income (loss) for the period		296,583	326,906	54,566	384,418	791	431,340	33,273	134,090	(115,850)	(1,458)	1,544,659

Controlling interest		296,583	326,906	54,566	384,418	699	431,340	33,273	134,090	(114,195)	(88,165)	1,459,515

Non-controlling interest	￦	—	—	—	—	92	—	—	—	(1,655)	86,707	85,144

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following table provides information of assets for each operating segment as of June 30, 2013 and December 31, 2012.

	2013
	Banking								Life insurance		Consolidation adjustment
	Retail		Corporate	International	Other	Adjustments	Credit card	Securities		Others		Total
Trading assets		—	4,599,948	—	2,575,742	(1,013,451)	100,021	8,597,972	957,251	685,253	(29,182)	16,473,554
Loans	￦	105,651,498	61,028,187	9,573,903	2,385,572	(1,603,318)	19,282,442	1,594,195	3,863,537	5,021,542	(1,397,985)	205,399,573
Available-for-sale financial assets		631,164	23,346,483	1,173,874	2,264,828	(435,590)	574,261	1,127,337	5,731,477	385,468	(334,658)	34,464,644
Held-to-maturity financial assets		—	7,969,880	406,872	—	—	—	—	2,824,102	5,540	—	11,206,394

	￦	106,282,662	96,944,498	11,154,649	7,226,142	(3,052,359)	19,956,724	11,319,504	13,376,367	6,097,803	(1,761,825)	267,544,165

	2012
	Banking								Life insurance		Consolidation adjustment
	Retail		Corporate	International	Other	Adjustments	Credit card	Securities		Others		Total
Trading assets	￦	—	5,606,443	—	2,964,627	(576,199)	100,023	7,776,746	473,707	308,908	—	16,654,255
Loans		104,015,570	58,446,375	8,975,188	2,159,084	(1,591,205)	20,156,564	1,217,660	3,581,004	4,723,211	(1,394,815)	200,288,636
Available-for-sale financial assets		607,848	25,030,962	871,999	2,664,564	(250,777)	486,540	1,455,369	5,339,775	408,824	(331,186)	36,283,918
Held-to-maturity financial assets		—	8,789,842	434,486	—	—	—	—	2,429,848	5,506	—	11,659,682

	￦	104,623,418	97,873,622	10,281,673	7,788,275	(2,418,181)	20,743,127	10,449,775	11,824,334	5,446,449	(1,726,001)	264,886,491

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

7.	Cash and due from banks

(a)	Restricted due from banks as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Deposits in won
Reserve deposits	￦	4,788,387	2,804,583
Other (*)		2,636,936	996,538

		7,425,323	3,801,121

Deposits in foreign currency		639,747	728,619

	￦	8,065,070	4,529,740

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Debt securities:
Governments	￦	1,277,605	993,863
Financial institutions		6,560,218	5,770,083
Corporations		2,933,237	3,089,951
Bills bought		1,551,392	2,787,392
CMA(*)		1,355,220	1,018,520
Others		310,396	179,262

		13,988,068	13,839,071

Equity securities:
Stocks		234,499	327,853
Beneficiary certificates		1,211,193	1,672,624
Others		894,324	376,779

		2,340,016	2,377,256

Other
Gold deposits		145,470	437,928

	￦	16,473,554	16,654,255

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

9.	Financial assets designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012	Condition
Debt securities	￦	1,104,067	853,433	Evaluation and management on a fair value basis, accounting mismatch
Equity securities		1,228,438	1,216,687	Evaluation and management on a fair value basis, accounting mismatch
Others		523,413	472,213	Combined instrument

	￦	2,855,918	2,542,333

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Foreign currency related
Over the counter
Currency forwards	￦	36,934,400	32,456,980
Currency swaps		14,993,737	11,789,631
Currency options		740,265	387,852

		52,668,402	44,634,463

Exchange traded
Currency futures		209,548	123,215

		52,877,950	44,757,678

Interest rates related
Over the counter
Interest rate swaps		94,641,619	91,314,373
Interest rate options		3,971,663	5,776,662

		98,613,282	97,091,035

Exchange traded
Interest rate futures		498,076	631,050

		99,111,358	97,722,085

Credit related
Over the counter
Credit swaps		211,817	165,789
Equity related
Over the counter
Equity swap and forwards		3,291,102	3,091,829
Equity options		2,872,411	1,671,376

		6,163,513	4,763,205

Exchange traded
Equity futures		24,487	161,051
Equity options		3,780,654	4,811,288

		3,805,141	4,972,339

		9,968,654	9,735,544

Commodity related
Over the counter
Swaps and forwards		1,262,030	467,334
Equity options		96,559	77,011

		1,358,589	544,345

Exchange traded
Equity options		223,095	282,185

		1,581,684	826,530

Hedge
Currency forwards		50,551	2,807
Currency swaps		11,087,433	1,848,578
Interest rate swaps		220,000	8,484,998

		11,357,984	10,336,383

	￦	175,109,447	163,544,009

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(b)	Fair values of derivative instruments as of June 30, 2013 and December 31, 2012 are as follows:

	2013			2012
	Assets		Liabilities	Assets	Liabilities
Foreign currency related
Over the counter
Currency forwards	￦	531,319	448,390	511,226	611,165
Currency swaps		257,932	324,066	361,588	257,034
Currency options		28,453	3,425	25,167	11

		817,704	775,881	897,981	868,210

Interest rates related
Over the counter
Interest rate swaps		609,048	528,533	694,505	593,361
Interest rate options		17,954	24,964	23,921	33,297
Interest rate forwards		—	—	11	—

		627,002	553,497	718,437	626,658

Credit related
Over the counter
Credit swaps		527	6,504	1,147	842
Equity related
Over the counter
Equity swap and forwards		42,282	221,697	182,282	46,436
Equity options		76,179	211,882	75,760	144,417

		118,461	433,579	258,042	190,853

Exchange traded
Equity forwards		—	—	3	—
Equity options		17,274	18,068	20,740	18,995

		17,274	18,068	20,743	18,995

		135,735	451,647	278,785	209,848

Commodity related
Over the counter
Swaps and forwards		23,280	135,443	5,679	5,189
Equity options		901	145	1,052	371

		24,181	135,588	6,731	5,560

Exchange traded
Commodity futures		8,039	14,803	4,560	2,291

		32,220	150,391	11,291	7,851

Hedge
Currency forwards		20	2,043	447	—
Currency swaps		43,303	33,637	1,157	100,156
Interest rate swaps		190,431	212,399	261,520	90,479

		233,754	248,079	263,124	190,635

	￦	1,846,942	2,185,999	2,170,765	1,904,044

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three month and six month periods ended June 30, 2013 and December 31, 2012 are as follows:

	2013			2012
	Three month period		Six month period	Three month period	Six month period
Foreign currency related
Over the counter
Currency forwards	￦	28,019	143,261	114,649	167,634
Currency swaps		(88,535)	(178,757)	(64,020)	(30,040)
Currency options		4,410	10,958	3,904	6,631

		(56,106)	(24,538)	54,533	144,225

Exchange traded
Currency futures		(138)	(180)	(3,137)	(3,124)

		(56,244)	(24,718)	51,396	141,101

Interest rates related
Over the counter
Interest rate swaps		(1,356)	(29,015)	19,245	4,817
Interest rate options		730	(195)	(1,834)	47

		(626)	(29,210)	17,411	4,864

Exchange traded
Interest rate futures		(199)	(1,817)	315	134

		(825)	(31,027)	17,726	4,998

Credit related
Over the counter
Credit swaps		(3,194)	(6,147)	(808)	(134)
Equity related
Over the counter
Equity swap and forwards		(115,417)	(223,058)	(88,932)	69,398
Equity options		(1,918)	(12,171)	(12,707)	3,033

		(117,335)	(235,229)	(101,639)	72,431

Exchange traded
Equity futures		57	949	92	(322)
Equity options		(2,046)	(4,014)	39	135

		(1,989)	(3,065)	131	(187)

		(119,324)	(238,294)	(101,508)	72,244

Commodity related
Over the counter
Swaps and forwards		(113,233)	(104,029)	(2,804)	(3,193)
Commodity options		(5)	155	(1,361)	(1,102)

		(113,238)	(103,874)	(4,165)	(4,295)

Exchange traded
Commodity futures		(6,993)	(10,964)	4,021	4,294

		(120,231)	(114,838)	(144)	(1)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2013			2012
	Three month period		Six month period	Three month period	Six month period
Hedge
Currency forwards	￦	(2,210)	(2,470)	(145)	185
Currency swaps		34,363	102,885	18,444	7,937
Interest rate swaps		(187,370)	(191,089)	39,772	(14,313)

		(155,217)	(90,674)	58,071	(6,191)

	￦	(455,035)	(505,698)	24,733	212,017

11.	Loans

(a)	Loans as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Household loans	￦	75,443,303	74,536,747
Corporate loans		107,863,696	102,861,476
Public and other		2,879,597	3,106,885
Loans to banks		4,475,057	4,557,172
Card receivables		17,349,213	17,853,528

		208,010,866	202,915,808

Present value discount		(31,507)	(39,144)
Deferred loan origination costs and fees		237,151	212,477

		208,216,510	203,089,141
Allowance for impairment		(2,816,937)	(2,800,505)

	￦	205,399,573	200,288,636

(b)	Changes in the allowance for impairment for the six month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

	2013				2012
	Loan		Other (*2)	Total	Loan	Other (*2)	Total
Beginning balance	￦	2,800,505	102,946	2,903,451	2,585,244	152,008	2,737,252
Provision for (reversal of) allowance		589,130	31,058	620,188	1,325,006	(9,421)	1,315,585
Write-offs		(630,624)	(12,263)	(642,887)	(1,320,960)	(21,484)	(1,342,444)
Effect of discounting(*3)		(31,391)	—	(31,391)	(68,002)	—	(68,002)
Allowance related to loans transferred		(79,872)	(4,789)	(84,661)	(95,559)	(9,623)	(105,182)
Recoveries		189,954	1,171	191,125	373,197	637	373,834
Others (*1)		(20,765)	(5,965)	(26,730)	1,579	(9,171)	(7,592)

Ending balance	￦	2,816,937	112,158	2,929,095	2,800,505	102,946	2,903,451

(*1)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc
(*2)	Included allowance for due from banks and other assets
(*3)	Accrued interest recognized on impaired financial assets for the period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Available-for-sale financial assets
Debt securities (*1)
Government bonds	￦	4,187,323	5,446,367
Financial institutions bonds		14,159,569	13,750,391
Corporate bonds and others		11,353,170	12,174,657

		29,700,062	31,371,415

Equity securities (*2)
Stock		3,630,066	3,819,723
Equity investments		492,728	506,012
Beneficiary certificates		621,561	537,766
Others		20,227	49,002

		4,764,582	4,912,503

		34,464,644	36,283,918

Held-to-maturity financial assets
Debt securities		5,795,998	5,717,180
Government bonds		1,430,000	1,700,583
Financial institutions bonds		3,980,396	4,241,919
Corporate bonds and others		11,206,394	11,659,682

	￦	45,671,038	47,943,600

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦136,952 million and ￦173,342million as of June 30, 2013 and December 31, 2012, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three month and six month periods ended June 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Six month period	Three month period	Six month period
Gain on sale of available-for-sale financial assets	￦	240,267	450,650	168,810	357,948
Loss on sale of available-for-sale financial assets		(16,609)	(20,333)	(3,196)	(8,298)

	￦	223,658	430,317	165,614	349,650

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates

(a)	Investments in associates as of June 30, 2013 and December 31, 2012 are as follows:

Investees	Country	Date of financial	Ownership (%) (*1)
		information	2013	2012
Cardif Life Insurance (*3)	Korea	March 31	14.99	14.99
Aju Capital Co., Ltd. (*1,2)	”	”	12.85	12.85
Pohang TechnoPark 2PFV (*2)	”	June 30	14.90	14.90
Daewontos Co., Ltd.(*1,6)	”	March 31	36.33	36.33
Shinhan Corporate Restructuring Fund 5th	”	June 30	45.00	45.00
DCC Corporate Restructuring Fund 1st	”	June 30	24.14	24.14
PT Clemont Finance Indonesia (*1)	Indonesia	March 31	30.00	30.00
Haejin Shipping Co. Ltd.	Hongkong	June 30	24.00	24.00
APC Fund (*1)	”	March 31	25.20	25.20
SHC-IMM New Growth Fund (*5)	Korea	June 30	64.52	64.52
QCP New Technology Fund 20 th	”	”	47.17	47.17
UAMCO., Ltd. (*2)	”	”	17.50	17.50
Miraeasset 3rd Investment Fund	”	”	50.00	50.00
Aju-Shinhan 1st Investment Fund (*5)	”	”	60.00	60.00
Aju-Shinhan 2nd Investment Fund	”	”	—	33.33
Aju 3rd Investment Fund (*5)	”	”	60.00	60.00
Medici 2nd Investment Fund (*5)	”	”	54.67	54.67
STI New growth engine Investment Fund	”	”	50.00	50.00
AJU-SHC WIN-WIN Company Fund 3 (*5)	”	”	70.16	70.16
Shinhan K2 Secondary Fund (*4)	”	”	10.75	10.75
Aju 4th Investment Fund	”	”	30.00	30.00
KDB Daewoo Securities Platinum PEF	”	”	20.00	20.00
Shinhan-stonebridge Petro PEF (*4)	”	”	1.82	1.82
SHINHAN 2013-1 New Technology Business Investment Fund’	”	”	23.53	—
FAMILY FOOD CO,. LTD.	”	”	24.63	—
TS2013-6 M&A Investment Fund	”	”	25.00	—

(*1)	Financial statements as of March 31, 2012 were used for the equity method.
(*2)	The Group used the equity method of accounting as the Group has significant influence in electing on the board of directors.
(*3)	The Group has significant influence due to material transaction with investee.
(*4)	As a managing partner, the Group has significant management control over the investee.
(*5)	As a limited partner, the Group is not able to participate in policy-making processes to obtain economic benefit from the investee.
(*6)	The Group reclassifies available-for-sale financial assets that were acquired by debt-equity swap to investments in associates because vergleich procedures were completed and voting rights were restored.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(b)	Changes in investments in associates for the six month period ended June 30, 2013 and December 31, 2012 are as follows:

	2013
Investees	Beginning balance		Investment and dividend	Equity method Income (loss)	Change in other comprehensive income	Ending balance
Cardif Life Insurance (*1,3)	￦	42,647	—	2,100	1,341	46,088
Aju Capital Co., Ltd. (*1)		29,653	(1,849)	(713)	(323)	26,768
Pohang TechnoPark 2PFV		2,895	—	(26)	—	2,869
Daewontos Co., Ltd.		122	—	(122)	—	—
Shinhan Corporate Restructuring Fund 5th		675	—	5	—	680
DCC Corporate Restructuring Fund 1st		296	—	12	—	308
PT Clemont Finance Indonesia		6,892	—	77	(116)	6,853
Haejin Shipping Co. Ltd.		—	—	1,061	(580)	481
APC Fund		38,101	11,037	(15,270)	2,338	36,206
SHC-IMM New Growth Fund		8,884	—	(101)	—	8,783
QCP New Technology Fund 20 th		259	—	(10)	—	249
UAMCO., Ltd.		120,917	—	9,836	1	130,754
Miraeasset 3rd Investment Fund		4,705	—	192	612	5,509
Aju-Shinhan 1st Investment Fund		3,748	(1,922)	(246)	—	1,580
Aju-Shinhan 2nd Investment Fund		675	(693)	18	—	—
Aju 3rd Investment Fund		3,040	(1,291)	331	—	2,080
Medici 2nd Investment Fund		3,208	—	(18)	—	3,190
STI New growth engine Investment Fund		2,824	(273)	(2)	—	2,549
AJU-SHC WIN-WIN Company Fund 3		2,954	2,139	25	—	5,118
Shinhan K2 Secondary Fund		1,692	1,500	(22)	—	3,170
Aju 4th Investment Fund		2,977	(57)	968	—	3,888
KDB Daewoo Securities Platinum PEF		6,517	(1,114)	1,162	—	6,565
Shinhan-stonebridge Petro PEF		14,837	(279)	389	—	14,947
SHINHAN 2013-1 New Technology Business Investment Fund’		—	2,000	(7)	—	1,993
FAMILY FOOD CO,. LTD.		—	5,728	—	—	5,728
TS2013-6 M&A Investment Fund		—	4,000	—	—	4,000

	￦	298,518	18,926	(361)	3,273	320,356

(*1)	The market values of investments are 40,820million as of June 30, 2013 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2012
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Cardif Life Insurance	￦	25,028	9,775	1,138	6,706	—	42,647
Aju Capital Co., Ltd. (*1)		33,944	(1,849)	5,505	494	(8,441)	29,653
Macquarie Shinhan Infrastructure Management		4,576	(4,000)	—	(576)	—	—
Pohang TechnoPark 2PFV		3,697	—	(802)	—	—	2,895
Daewontos Co., Ltd.		—	—	122	—	—	122
Shinhan Corporate Restructuring Fund 5th		669	—	6	—	—	675
DCC Corporate Restructuring Fund 1st		845	(290)	(259)	—	—	296
KTB Corporate Restructuring Fund 18th		10	(88)	78	—	—	—
PT Clemont Finance Indonesia		7,346	—	517	(971)	—	6,892
Haejin Shipping Co. Ltd.		1,164	—	(644)	16	(536)	—
APC Fund		38,400	279	2,391	(2,969)	—	38,101
TSYoon 2nd Corporate Restructuring Fund		2,472	(3,475)	570	433	—	—
SHC-IMM New Growth Fund		6,816	2,260	(192)	—	—	8,884
Now IB Fund 6 th		1,474	(1,529)	55	—	—	—
QCP New Technology Fund 20 th		121	—	138	—	—	259
UAMCO., Ltd.		104,240	—	16,652	25	—	120,917
Miraeasset 3rd Investment Fund		4,688	—	17	—	—	4,705
Now IB Fund 8th		1,334	(1,566)	170	62	—	—
Aju-Shinhan 1st Investment Fund		3,370	—	378	—	—	3,748
Aju-Shinhan 2nd Investment Fund		2,036	(1,645)	284	—	—	675
Aju 3rd Investment Fund		2,789	—	251	—	—	3,040
Stonebridge New Growth Investment Fund		564	(564)	—	—	—	—
Medici 2nd Investment Fund		3,265	—	(57)	—	—	3,208
STI New growth engine Investment Fund		—	2,000	824	—	—	2,824
AJU-SHC WIN-WIN Company Fund 3		—	2,375	579	—	—	2,954
Shinhan K2 Secondary Fund		—	1,750	(58)	—	—	1,692
Aju 4th Investment Fund		—	3,000	(23)	—	—	2,977
KDB Daewoo Securities Platinum PEF		—	6,580	(63)	—	—	6,517
Shinhan-stonebridge Petro PEF		—	14,910	(73)	—	—	14,837
NSC New Technology Fund 1st		—	(34)	34	—	—	—

	￦	248,848	27,889	27,538	3,220	(8,977)	298,518

(*1)	The market values of investments are ￦29,653 million as of December 31, 2012 based on the quoted market price at that date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(c)	Condensed balance sheet information of associates as of June 30, 2013 and December 31, 2012 are as follows:

	2013			2012
Investees	Asset		Liability	Asset	Liability
Cardif Life Insurance	￦	3,418,418	3,103,075	2,993,361	2,765,496
Aju Capital Co., Ltd.		5,963,881	5,285,824	5,857,903	5,153,149
Pohang TechnoPark 2PFV		20,750	1,497	20,993	1,564
Daewontos Co., Ltd.		5,776	6,481	5,314	4,979
Shinhan Corporate Restructuring Fund 5th		2,777	1,268	2,749	1,250
DCC Corporate Restructuring Fund 1st		1,273	—	1,237	11
PT Clemont Finance Indonesia		67,354	44,507	77,548	54,573
Haejin Shipping Co. Ltd.		11,177	6,485	19,681	22,942
APC Fund		144,992	479	159,355	11,387
SHC-IMM New Growth Fund		13,709	96	13,772	2
QCP New Technology Fund 20 th		526	—	548	—
UAMCO., Ltd.		4,912,657	4,165,498	4,906,009	4,215,061
Miraeasset 3rd Investment Fund		11,081	60	9,474	63
Aju-Shinhan 1st Investment Fund		2,741	106	6,353	106
Aju-Shinhan 2nd Investment Fund		—	—	2,031	7
Aju-Shinhan 3rd Investment Fund		3,469	2	5,070	3
Medici 2nd Investment Fund		5,850	15	5,869	—
STI New growth engine Investment Fund		5,098	—	5,649	—
AJU-SHC WIN-WIN Company Fund 3		7,331	36	4,229	19
Shinhan K2 Secondary Fund		29,474	—	15,732	—
Aju 4th Investment Fund		12,973	12	9,945	23
KDB Daewoo Securities Platinum PEF		33,009	181	32,676	90
Shinhan-stonebridge Petro PEF		812,668	—	814,189	—
SHINHAN 2013-1 New Technology Business Investment Fund’		8,491	22	—	—
FAMILY FOOD CO,. LTD.		69,788	47,050	—	—
TS2013-6 M&A Investment Fund		16,000	—	—	—

	￦	15,581,263	12,662,694	14,969,687	12,230,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Condensed income statement information for the six month periods ended June 30, 2013 and the year ended December 31, 2012 are as follows:

	2013			2012
Investees	Operating revenue		Net profit	Operating revenue	Net profit
Cardif Life Insurance	￦	498,446	13,740	798,918	2,497
Aju Capital Co., Ltd.		393,204	(10,435)	775,227	40,353
Pohang TechnoPark 2PFV		—	(175)	—	(5,440)
Daewontos Co., Ltd.		7,221	(374)	24,397	243
Shinhan Corporate Restructuring Fund 5th		11	10	19	15
DCC Corporate Restructuring Fund 1st		41	36	16	(1,064)
PT Clemont Finance Indonesia		1,304	46	6,558	1,343
Haejin Shipping Co. Ltd.		152	7,713	2,482	(3,287)
APC Fund		—	(60,705)	3,564	2,076
SHC-IMM New Growth Fund		73	(157)	102	(300)
QCP New Technology Fund 20th		—	(21)	1	(21)
UAMCO., Ltd.		351,161	56,207	599,570	95,828
Miraeasset 3rd Investment Fund		507	384	195	36
Aju-Shinhan 1st Investment Fund		47	(410)	677	630
Aju-Shinhan 2nd Investment Fund		130	55	882	852
Aju-Shinhan 3rd Investment Fund		649	551	433	419
Medici 2nd Investment Fund		11	(29)	5	(104)
STI New growth engine Investment Fund		—	(7)	—	1,648
AJU-SHC WIN-WIN Company Fund 3		449	35	844	825
Shinhan K2 Secondary Fund		2	(204)	—	(543)
Aju 4th Investment Fund		3,258	3,231	374	(77)
KDB Daewoo Securities Platinum PEF		6,000	1,862	—	(314)
Shinhan-stonebridge Petro PEF		23,207	21,345	26	(3,991)
SHINHAN 2013-1 New Technology Business Investment Fund’		—	—	—	—
FAMILY FOOD CO,. LTD.		—	—	—	—
TS2013-6 M&A Investment Fund		—	—	—	—

	￦	1,285,873	32,698	2,214,290	131,624

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

14.	Trading liabilities

Trading liabilities as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Securities sold		581,635	886,662
Gold deposits		417,145	484,061

	￦	998,780	1,370,723

15.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012	Condition
Equity-linked securities sold	￦	4,055,670	4,017,337	Combined instrument
Derivatives-combined securities sold		1,195,644	804,860
Securities sold		26,236	—	Evaluation and management on a fair value basis

	￦	5,277,550	4,822,197

16.	Debt securities issued

Debt securities issued as of June 30, 2013 and December 31, 2012 are as follows:

	2013
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	0.00~9.00%	￦	26,567,852
Subordinated debt securities issued	3.41~8.00%		5,340,685
Loss on fair value hedges			14,872
Discount			(55,767)

			31,867,642

Debt securities issued in foreign currency
Debt securities issued	0.72~8.13%		6,502,616
Subordinated debt securities issued			—
Loss on fair value hedges			83,333
Discount			(27,312)

			6,558,637

		￦	38,426,279

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

16.	Debt securities issued (continued)

	2012
	Interest rate (%)	Amount
Debt securities issued in won
Debt securities issued	2.84%~9.00%	￦	27,355,181
Subordinated debt securities issued	3.41%~10.20%		5,150,290
Loss on fair value hedges			107,559
Discount			(64,123)

			32,548,907

Debt securities issued in foreign currency
Debt securities issued	0.72%~8.13%		6,195,288
Subordinated debt securities issued	10.00%		3,986
Loss on fair value hedges			117,097
Discount			(26,811)

			6,289,560

		￦	38,838,467

17.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Present value of defined benefit obligation	￦	1,028,828	1,016,018
Fair value of plan assets		(785,311)	(793,685)

Recognized liabilities for defined benefit obligation	￦	243,517	222,333

(b)	Expense recognized in profit or loss for the three month and six month periods ended June 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Six month period	Three month period	Six month period
Current service costs	￦	35,293	70,667	31,567	63,478
Net interest income		1,877	4,105	3,150	6,225

	￦	37,170	74,772	34,717	69,703

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

18.	Provisions

Provisions as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Asset retirement obligations	￦	40,892	39,348
Expected loss related to litigation		110,243	125,037
Unused credit commitments		428,410	415,420
Bonus card points program		25,782	24,873
Financial guarantee contracts issued		87,325	77,840
Others		51,305	65,367

	￦	743,957	747,885

19.	Liability under insurance contracts

(a)	Insurance liabilities as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Policy reserve	￦	14,627,917	13,415,015
Policyholder’s equity adjustment		(210)	3,544

	￦	14,627,707	13,418,559

(b)	Income or expenses on insurance for the three month and six month periods ended June 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Six months period	Three month period	Six months period
Insurance income
Premium income	￦	1,000,596	2,180,765	959,109	1,971,756
Reinsurance income		—	1,337	—	2,691
Separate account income		2,355	9,647	2,922	5,830

		1,002,951	2,191,749	962,031	1,980,277

Insurance expenses
Claims paid		(395,098)	(816,313)	(377,256)	(739,181)
Reinsurance premium expenses		—	(1,007)	—	(2,165)
Provision for policy reserves		(528,263)	(1,213,099)	(503,846)	(1,064,178)
Separate account expenses		(2,355)	(9,647)	(2,922)	(5,830)
Discount charge		(88)	(1,393)	(72)	(191)
Acquisition costs		(143,777)	(301,822)	(172,415)	(337,178)
Collection expenses		(3,328)	(5,906)	(3,467)	(6,829)
Deferred acquisition costs(-)		107,440	245,662	163,786	317,532
Amortization of deferred acquisition costs		(129,585)	(263,319)	(122,350)	(240,403)

		(1,095,054)	(2,366,844)	(1,018,542)	(2,078,423)

Net loss on insurance	￦	(92,103)	(175,095)	(56,511)	(98,146)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

20.	Equity

(a)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the six month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

	2013
	Items that will be reclassified to profit or loss						Items that will never be reclassified to profit or loss
	Valuation gain (loss) on available- for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Actuarial gains or losses	Total
Beginning balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121
Fair value evaluation		(80,642)	3,273	—	—	(1,059)	—	(78,428)
Reclassification
Change due to other comprehensive income of associates		(378,627)	—	—	—	—	—	(378,627)
Effect of hedge accounting		—	—	—	(132,765)	—	—	(132,765)
Hedging		2,996	—	3,043	123,545	—	—	129,584
Effects from exchange rate fluctuations		38,786	—	50,146	—	—	—	88,932
Remeasurements of the defined benefit liability		—	—	—	—	—	50,487	50,487
Deferred income taxes		104,611	(467)	1,956	2,231	256	(12,246)	96,341
Non-controlling interest		(1,494)	—	272	—	—	117	(1,105)

Ending balance	￦	911,439	8,307	(32,881)	(11,835)	910	(121,400)	754,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

20.	Equity (continued)

	2012
	Items that will be reclassified to profit or loss						Items that will never be reclassified to profit or loss
	Valuation gain (loss) on available- for- sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other Comprehensive income of separate account	Actuarial gains or losses	Total
Beginning balance	￦	1,211,196	1,404	(1,841)	(20,501)	1,142	(158,620)	1,032,780
Fair value evaluation		448,632	3,220	—	—	842	—	452,694
Reclassification
Change due to other comprehensive income of associates		(438,178)	—	—	—	—	—	(438,178)
Effect of hedge accounting		—	—	—	154,820	—	—	154,820
Hedging		(3,861)	—	82,095	(134,167)	—	—	(55,933)
Effects from exchange rate fluctuations		12,785	—	(151,692)	—	—	—	(138,907)
Remeasurements of the defined benefit liability		—	—	—	—	—	(1,504)	(1,504)
Deferred income taxes		(4,176)	877	(17,082)	(4,998)	(271)	366	(25,284)
Non-controlling interest		(589)	—	222	—	—	—	(367)

Ending balance	￦	1,225,809	5,501	(88,298)	(4,846)	1,713	(159,758)	980,121

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

20.	Equity (continued)

(b)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and Regulations for the Supervision of Financial Institutions at the account of reserve for regulatory reserve for loan loss.

i)	Changes in regulatory reserve for loan loss including non-controlling interest for the six month period ended June 30, 2013 and the year ended December 31, 2012 are as follows:

	2013		2012
Beginning balance	￦	2,268,459	1,976,425
Provision for regulatory reserve for loan loss		(34,460)	292,034

Ending balance	￦	2,233,999	2,268,459

ii)	Income for the period and earnings per share after adjusted for regulatory reserve for loan loss for the six month period ended June 30, 2013 are as follows:

	2013			2012
	Three month period		Six month period	Three month period	Six month period
Profit for the period	￦	555,328	1,036,272	631,836	1,458,950
Provision for regulatory reserve for loan loss		(8,992)	35,945	(15,148)	(74,912)

Profit adjusted for regulatory reserve	￦	546,336	1,072,217	616,688	1,384,038

Basic and diluted earnings per share adjusted for regulatory reserve in won	￦	1,104	2,165	1,257	2,803

(c)	Dividends recognized as distributions to preferred stockholders for the six month period ended June 30, 2013 are as follows:

	2013
Common Stock (￦ 700 per share)	￦	331,940
Preferred Stock		61,938

	￦	393,878

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

21.	Net interest income

Net interest income for the three month and six month periods ended June 30, 2013 and 2012 were as follows:

	2013			2012
	Three month period		Six month period	Three month period	Six month period
Interest income
Cash and due from banks	￦	52,534	106,266	67,479	149,188
Trading assets		117,832	232,063	129,423	252,704
Financial assets designated at fair value through profit or loss		13,289	17,845	6,347	11,017
Available-for-sale financial assets		245,736	507,156	288,422	585,017
Held-to-maturity financial assets		132,556	267,821	149,374	300,398
Loans		2,542,642	5,126,078	2,836,749	5,703,501
Others		48,670	89,127	44,469	84,004

		3,153,259	6,346,356	3,522,263	7,085,829

Interest expense
Deposits		(985,120)	(2,039,845)	(1,176,222)	(2,353,479)
Borrowings		(118,299)	(238,789)	(136,526)	(272,300)
Debt securities issued		(384,845)	(775,100)	(446,732)	(907,232)
Others		(18,610)	(39,347)	(19,245)	(37,771)

		(1,506,874)	(3,093,081)	(1,778,725)	(3,570,782)

Net interest income	￦	1,646,385	3,253,275	1,743,538	3,515,047

22.	Net fees and commission income

Net fees and commission income for the three month and six month periods ended June 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Six month period	Three month period	Six month period
Fees and commission income
Credit placement fees	￦	18,587	32,168	12,453	23,087
Commission received as electronic charge receipt		32,800	64,304	33,550	66,988
Brokerage fees		91,816	174,476	82,314	188,250
Commission received as agency		48,250	113,629	43,389	88,832
Investment banking fees		13,005	20,859	18,178	30,408
Commission received in foreign exchange activities		34,162	71,181	41,078	79,268
Asset management fees		13,109	25,959	10,958	22,956
Credit card fees		541,582	1,043,263	521,746	1,016,170
Others		98,882	197,311	89,592	207,667

		892,193	1,743,150	853,258	1,723,626

Fees and commission expense
Credit-related fee		(11,117)	(19,820)	(11,309)	(19,110)
Credit card fees		(412,435)	(839,848)	(409,543)	(808,418)
Others		(82,710)	(170,992)	(38,463)	(104,703)

		(506,262)	(1,030,660)	(459,315)	(932,231)

Net fees and commission income	￦	385,931	712,490	393,943	791,395

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

23.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three month and six month periods ended June 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Six month period	Three month period	Six month period
Impairment loss
Loans	￦	(215,639)	(589,130)	(387,738)	(636,885)
Available-for-sale financial assets		(45,622)	(59,023)	(11,565)	(48,259)
Other		(17,034)	(31,057)	—	—

		(278,295)	(679,210)	(399,303)	(685,144)

Reversal of impairment loss
Available-for-sale financial assets		—	7,333	9,970	9,970
Other		—	—	26,914	10,707

		—	7,333	36,884	20,677

	￦	(278,295)	(671,877)	(362,419)	(664,467)

24.	General and administrative expenses

General and administrative expenses for the three month and six month periods ended June 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Six month period	Three month period	Six month period
Employee benefits	￦	650,909	1,279,971	595,296	1,199,139
Salaries		607,403	1,193,956	555,438	1,120,112
Severance benefits		41,717	83,841	38,599	77,768
Defined contribution		4,547	9,069	3,882	8,065
Defined benefit		37,170	74,772	34,717	69,703
Termination benefits		1,789	2,174	1,259	1,259
Rent		72,741	156,652	82,734	164,675
Entertainment		6,943	15,827	6,829	15,462
Depreciation		50,256	98,914	49,740	98,798
Amortization		30,307	57,335	22,776	44,565
Taxes and dues		36,831	72,304	36,146	69,275
Advertising		49,323	84,697	47,710	80,345
Research		3,293	6,211	2,837	5,988
Others		161,459	301,129	140,605	282,307

	￦	1,062,062	2,073,040	984,673	1,960,554

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won, except earnings per share)

25.	Income tax expense

Income tax expense for the three month and six month periods ended June 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Six month period	Three month period	Six month period
Current income tax expense	￦	167,686	275,435	192,320	482,066
Origination and reversal of temporary differences		(117,154)	(25,803)	(52,829)	(39,433)
Income tax recognized in other comprehensive income		136,749	96,341	55,256	30,417

Income tax expenses		187,281	345,973	194,747	473,050

Effective tax rate (%)	￦	24.02%	23.68%	22.40%	23.44%

26.	Earnings per share

Basic and diluted earnings per share for the three month and six month periods ended June 30, 2013 and 2012 are as follows:

	2013			2012
	Three month period		Six month period	Three month period	Six month period
Net profit for the period	￦	555,328	1,036,272	631,836	1,458,950
Less: dividends on preferred stock and hybrid bond
Dividends on preferred stock		15,441	30,714	15,441	46,047
Dividends on hybrid bond		7,526	14,960	5,266	8,708

		22,967	45,674	20,707	54,755

Net profit available for common stock		532,361	990,598	611,129	1,404,195
Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587

Basic and diluted Earnings per share in won	￦	1,123	2,089	1,289	2,961

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

27.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Guarantees
Guarantee outstanding	￦	10,693,304	9,555,223
Contingent guarantees		4,931,123	5,202,576

		15,624,427	14,757,799

Commitments to extend credit
Loan commitments in won		52,663,720	51,707,435
Loan commitments in foreign currency		20,869,179	19,267,753
ABS and ABCP Commitments		1,423,189	1,773,404
Others		1,203,034	1,171,917

		76,159,122	73,920,509

Endorsed bills
Secured endorsed bills		36,075	3,946
Unsecured endorsed bills		11,954,366	11,519,392

		11,990,441	11,523,338

Loans sold with recourse		2,099	2,099

	￦	103,776,089	100,203,745

(b)	Legal contingencies

As of June 30, 2013, the Group was involved in 436 pending lawsuits as a defendant (total claim amount: ￦653,945 million) and recorded a provision of ￦110,242 million and reserve of ￦1,016 million with respect to these lawsuits, in other liabilities. In the opinion of management, the ultimate disposition of these pending litigations will not have a material adverse effect on the Group’s financial position, results of operations, or liquidity.

28.	Statement of cash flows

(a)	Cash and cash equivalents in the condensed consolidated interim statements of cash flows for as of June 30, 2013 and December 31, 2012 are as follows:

	2013		2012
Cash and due from banks	￦	17,618,788	13,511,704
Due from financial institutions with a maturity over six months from date of acquisition		(4,529,989)	(3,974,199)
Restricted due from banks		(8,065,070)	(4,529,740)

		(12,595,059)	(8,503,939)

	￦	5,023,729	5,007,765

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

28.	Statement of cash flows (continued)

(b)	On January 11, 2013, the Group obtained a controlling ownership over Yehanbyoul Savings Bank by acquiring an 100 % of the outstanding and voting interests for ￦45,813 million won in consideration.

Net cash inflow was ￦385,291 million from business combination as the investee had cash and cash equivalents of ￦431,104 million.

As of the acquisition date, the Group acquired cash and cash equivalents amounting to ￦90,010 million through the purchase & assumption (P&A) deal for selected assets and liabilities of Tomato Savings Bank Co., Ltd.

29.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of June 30, 2013 and December 31, 2012 are as follows:

Related party	Account	2013		2012
Investments in associates
Aju Capital co., Ltd	Loans and receivables	￦	—	50,000
“	Allowances		—	(254)
“	Deposits		401,422	20,297
UAMCO., Ltd	Deposits		2,465	517
Pohang TechnoPark2PFV	Deposits		14,487	14,794
Shinhan Corporate Restructuring Fund 5th	Account Receivable		27	27
“	Allowances		(27)	(27)
Cardif Life Insurance	Deposits		2,112	2,353
“	Credit card assets		131	94
Shinhan K2 Secondary Fund	Account Receivable		116	—
Key management personnel and their immediate relatives
Loans and receivables			4,212	3,221

Assets			4,459	53,061
Liabilities		￦	420,486	37,961

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(b)	Significant transactions with the related parties for the three month and six month periods ended June 30, 2013 and 2012 are as follows:

Related party	Account	2013			2012
		Three month period		Six month period	Three month period	Six month period
Investments in associates
Aju Capital co., Ltd	Interest income	￦	—	242	187	187
	Allowance for impairment		—	254	(254)	—
“	Net other operating income		—	—	(204)	(193)
UAMCO., Ltd	Interest income		—	43	17	17
“	Allowance for impairment		27	—	(42)	10
Pohang TechnoPark2PFV	Allowance for impairment		—	—	3	3
“	Net other operating income		—	—	(974)	(688)
“	Interest expense		4	—	—	—
Cardif Life Insurance	Fees and commission income		41	88	71	158
Shinhan K2 Secondary Fund	”		1	116	47	47
Key management personnel and their immediate relatives
Interest income			44	81	33	71

		￦	117	824	(1,116)	(338)

(c)	Key management personnel compensation

Key management personnel compensation for the six month periods ended June 30, 2013 and 2012 are as follows:

	2013		2012
Short-term employee benefits	￦	12,028	21,137
Severance benefits		185	407
Share-based payment transactions		1,622	1,906

	￦	13,835	23,450

(d)	There are no guarantees provided between the related parties as of June 30, 2013 and December 31, 2012.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

30.	Interests in Unconsolidated Structured Entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, investment fund and other structured entities and characteristics of these structured entities are as follows :

Description

Assets-backed securitization	Securitization vehicles are established to buy the assets from the originators and issue the asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The group is involved in the securitization vehicles by purchasing the asset-backed securities issued, or providing credit enhancement.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (Mergers and Acquisitions), BTL (Build-Transfer-Lease), shipping finance, etc.

The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement

Investment fund

Investment funds include trusts, private equity fund and corporate restructuring fund which are financed through the issue of units to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors.

The Group invests in units issued by the fund and manages assets on behalf of third-party investors as fund manager (including General Partner).

i)	The size of unconsolidated structured entities as of June 30, 2013 and December 31, 2012 are as follows:

	Assets-backed securitization		Structured financing	Investment fund	Total
Total assets	￦	16,979,173	47,531,396	22,732,360	87,242,929

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2013

(Unaudited)

(In millions of won)

30.	Interests in Unconsolidated Structured Entities (continued)

(b)	Nature of risks

i)	The carrying amounts of the assets and liabilities recognized relating to its interests in unconsolidated structured entities as of June 30, 2013 are as follows :

	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	309,239	5,415,973	9,956	5,735,168
Trading assets		21,448	2,569	65,753	89,770
Derivative assets		358	1,387	—	1,745
Available for sale financial assets		574,100	143,700	981,336	1,699,136
Other assets		716	321	—	1,037

		905,861	5,563,950	1,057,045	7,526,856

Liabilities:
Derivative liabilities		137	—	—	137
Borrowings		—	—	—	—
Other		1,200	—	—	1,200

	￦	1,337	—	—	1,337

ii)	Exposure to risk relating to interests in unconsolidated structured entities as of June 30, 2013 are as follows :

	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	905,861	5,563,950	1,057,045	7,526,856
ABS and ABCP commitments		15,052	192,100	19,788	226,940
Loan commitments		1,067,257	321,804	—	1,389,061
Guarantees		71	25,454	—	25,525
Other		137	90,835	—	90,972

	￦	1,988,378	6,194,143	1,076,833	9,259,354